UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

SPHERE ENTERTAINMENT CO.

(Exact name of registrant as specified in its charter)

Nevada	001-39245	84-3755666
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

Two Penn Plaza, New York, NY 10121

(Address of principal executive offices, including zip code)

Corporate Secretary    (725) 258-0001

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the reporting period for the fiscal year ended __________.

Section 1—Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Sphere Entertainment Co. (together with its subsidiaries, “we,” “us,” “our,” the “Company” or “Sphere Entertainment”) is a leader in immersive experiences, technology and media and is comprised of two reportable segments, Sphere and MSG Networks. Sphere® is an experiential medium powered by advanced technologies, and MSG Networks operates two regional sports and entertainment networks, as well as a direct-to-consumer and authenticated streaming product.

This Specialized Disclosure Report on Form SD of Sphere Entertainment is for the period from January 1, 2025 to December 31, 2025.

During 2025, certain of our operations manufactured, or contracted to manufacture, products for which 3TGs (as defined below) are necessary to their functionality or production (“Covered Products”). The term “3TGs” refers to columbite-tantalite (coltan), cassiterite, gold, wolframite or their derivatives, which are limited to tantalum, tin and tungsten. Accordingly, we have conducted a country of origin inquiry (“RCOI”) that was reasonably designed to determine whether any of the 3TGs in the Covered Products originated in the Democratic Republic of the Congo or an adjoining country (the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia or Angola) or were from recycled or scrap sources.

Information about our RCOI, as well as the steps we have taken to exercise due diligence on the source and chain of custody of any 3TGs in the Covered Products, is included in our Conflict Minerals Report, which is included as an exhibit to this Form SD. The Specialized Disclosure Form (“Form SD”) and the associated Conflict Minerals Report is searchable under “Investors — Financials — SEC Filings” at the following link: https://investor.sphereentertainmentco.com/financials/sec-filings/default.aspx.

Item 1.02 Exhibit

A copy of Sphere Entertainment Co.’s Conflict Minerals Report is filed as Exhibit 1.01 to this Form SD.

Section 2 - Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.01 - Conflict Minerals Report as responsive to Item 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

SPHERE ENTERTAINMENT CO. (Registrant)

By:	/s/ Mark C. Cresitello
Name:	Mark C. Cresitello
Title:	Senior Vice President, Deputy General Counsel and Secretary

May 29, 2026

Exhibit Index

Exhibit No.	Description of Exhibit	Page Number

Exhibit 1.01	Conflict Minerals Report as responsive to Item 1.01 and 1.02 of this Form	E-1